Metalla Closes First Tranche of
Oversubscribed Private Placement Financing
and Announces Increase in Offering Size to
$6.8 Million

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN UNITED STATES/

(All dollar amounts are in Canadian dollars unless otherwise indicated)

TSXV: MTA
OTCQX: MTAFF
Frankfurt: X9CP

VANCOUVER, Dec. 21, 2018 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to announce that the Company has closed the first tranche of its previously announced brokered "best efforts" private placement financing of 4,521,400 units of the Company (the "Units") at a price of $0.78 per Unit (the "Issue Price") for gross proceeds of $3,526,692. Due to significant demand from investors, the Company is also pleased to announce that it has entered into an amendment agreement with Haywood Securities Inc. ("Haywood"), on behalf of a syndicate of agents, including PI Financial Corp. and Canaccord Genuity Corp. (together with Haywood, the "Agents"), pursuant to which the Company and the Agents have agreed to increase the size of the private placement Offering to 8,724,896 Units for gross proceeds of approximately $6.8 million (the "Offering").

Each Unit will consist of one common share in the capital of the Company (a "Common Share") and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one Common Share of the Company at a price of C$1.17 for a period of 24 months from the closing of the Offering (the "Closing"). In the event that the closing price of the Common Shares on the TSX Venture Exchange ("TSXV") (or other stock exchange) is greater than C$1.50 per Common Share for a period of 10 consecutive trading days at any time after the Closing, the Company may accelerate the expiry date of the Warrants by written notice (or by way of news release in lieu of written notice) to the holders of the Warrants and in such case the Warrants will expire on the 30th day after the date of such notice.

In connection with the Offering, the Company has agreed to pay to the Agents a cash fee in an amount equal to 6.0% of the gross proceeds of the Offering, excluding any proceeds raised from a president's list of subscribers for up to a maximum of $3 million in Units (the "President's List Subscribers"), in respect of which the Company agrees to pay a cash fee equal to 3.0% of the aggregate proceeds raised from such President's List Subscribers. The Company has also agreed to issue compensation options to the Agents entitling the Agents to purchase that number of Common Shares equal to 6.0% of the aggregate number of Units issued under the Offering with an exercise price per Common Share that is equal to the Issue Price until the date that is 24 months after the Closing (other than with respect to President's List Subscribers, for which the number of compensation options issuable shall be reduced to 3.0%) .

The second tranche of the Offering for additional gross proceeds of approximately $3.3 million is expected to close on or about January 4, 2019 and is subject to the receipt of any necessary regulatory approvals including the approval of the TSXV. The securities issued in the first tranche of the Offering are subject to a four-month hold period under applicable securities laws in Canada expiring on April 22, 2019.

Net proceeds from the Offering will be used to finance the royalty transaction as announced on December 11, 2018, and for other royalty and stream acquisitions.

The securities issued or to be issued pursuant to the Offering have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. persons (as such terms are defined in Regulation S promulgated under the U.S. Securities Act), absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities to, or for the account or benefit of, persons in the United States or U.S. persons, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the transactions contemplated under the anticipated use of proceeds from the Offering, a proposed future transactions Metalla may undertake and their expected timing, the completion of the second tranche of the Offering and final acceptance of the TSXV.. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Metalla will purchase gold and receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Metalla's expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Some of the disclosure in this press release is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.

SOURCE Metalla Royalty and Streaming Ltd.

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For further information: Metalla Royalty & Streaming Ltd., Brett Heath, President & CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com; Kristina Pillon, Investor Relations, Phone: 604-908-1695, Email: kristina@metallaroyalty.com, Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 15:19e 21-DEC-18